SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of October 2012

Commission File Number: 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167 Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended.

Korea Electric Power Corporation

Monthly Power Sales Report

		Power Sold (In gigawatt hours)			Power Sales (In billions of Won)
Period	Demand by Type of Usage	September 2011	September 2012	Year on year growth	September 2011	September 2012	Year on year growth
For September	Residential	5,394	5,581	3.5%	671	728	8.4%
	Overnight Power	498	452	-9.4%	25	25	-0.7%
	Commercial	8,685	8,775	1.0%	918	1,039	13.2%
	Educational	612	599	-2.1%	60	70	17.4%
	Industrial	20,471	21,192	3.5%	1,585	1,944	22.7%
	Agricultural	958	1,036	8.2%	41	50	20.3%
	Street-lighting	252	246	-2.5%	23	26	13.3%

	Total	36,871	37,881	2.7%	3,323	3,882	16.8%

From January To September	Residential	48,058	49,651	3.3%	5,818	6,433	10.6%
	Overnight Power	14,416	13,195	-8.5%	766	814	6.3%
	Commercial	76,509	78,108	2.1%	7,681	8,999	17.2%
	Educational	5,747	5,886	2.4%	533	659	23.7%
	Industrial	187,567	193,623	3.2%	14,846	18,381	23.8%
	Agricultural	8,324	9,412	13.1%	358	445	24.4%
	Street-lighting	2,283	2,296	0.6%	200	237	18.6%

	Total	342,905	352,171	2.7%	30,202	35,968	19.1%

*	Prior to September 2012, overnight power was included in residential. Starting in September 2012, overnight power is computed separately. The amount of overnight power from January to September 2012 has been computed retroactively.
**	The figures may not add up to the relevant total numbers due to rounding.

Disclaimer:

The sales figures, including but not limited to power sold and revenues received therefrom (the “Estimates”), of Korea Electric Power Corporation (“KEPCO”) as presented above have been prepared for convenience only based on internal estimates of KEPCO as of the relevant meter reading dates and do not include power sold and revenues received from pumped storage units. These figures have neither been audited nor reviewed by KEPCO’s independent accountants, Deloitte Anjin LLC., or any other accountants. These Estimates may differ significantly from the actual results of operations of KEPCO, which KEPCO expects to publicly disclose in the future, in a number of ways, including but not limited to, elimination of internal profits and sales discount. KEPCO disclaims any liability in connection with the Estimates, and no reliance should be made upon these Estimates including in connection with, but not limited to, entering into any contract for the purpose of trading any securities of KEPCO or any other investment decision in respect of KEPCO or its securities.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Kim, Jung In
Name:	Kim, Jung In
Title:	Vice President

Date: October 18, 2012